VEDDER PRICE

MEEGHAN M. O'DONNELL
312-609-7529
modonnell@vedderprice.com

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.

222 NORTH LASALLE STREET

CHICAGO, ILLINOIS 60601

312-609-7500

FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND LIVINGSTON, NEW JERSEY

November 9, 2004

VIA FEDERAL EXPRESS AND EDGAR

United States and Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0408
450 Fifth Street N.W.
Washington, D.C. 20549
Attention: William Friar
             Kathryn McHale

        Re: Royal Financial, Inc. (Commission File No. 333-119138)

Dear Mr. Friar and Ms. McHale:

        On behalf of Royal Financial, Inc. (the "Company"), this letter responds to the comment letter dated November 8, 2004 from William Friar, Senior Financial Analyst of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Amendment No. 1 to the Registration Statement on Form SB-2 filed on November 2, 2004 (the "Registration Statement"). The text of your letter has been included for your reference and the Company's response is presented below each comment in bold.

        Accompanying an overnight copy of this letter is a courtesy copy of Amendment No. 2 to the Registration Statement as filed with the Commission on November 9, 2004, marked to reflect the changes detailed herein made in response to the staff's comments and certain other updating and conforming changes.

                    ****

Critical Accounting Policies and Estimates – page 28

1.   We have reviewed your revised disclosures in response to prior comment 12. On page F-6, we note that the estimates used to determine the valuation allowance on deferred income taxes are particularly subject to change. Supplementally, tell us why you do not consider these estimates to be critical, or revise to discuss here the judgments and uncertainties affecting the application of these accounting policies, and the likelihood that materially different conditions or amounts would be reported under different conditions or using different assumptions. Refer to Section V of SEC Financial Reporting Release 72.

As requested, "Critical Accounting Policies and Estimates" has been revised to discuss the accounting and reporting policies for income taxes. Please see pages 36 and 37 of the marked copy of the prospectus.

Business of Royal Savings Bank – Allowance for Loan Losses – page 43

2.   The peer data you quote in paragraph three suggests that your increase in commercial real estate loans should result in an increase in the allowance of these loans of at least 1.2% of the increase. Your increase is less than 1%. Further, your citing of peer data does not support your methodology. Please revise your disclosure to clearly explain how you determined that $60,000 was the appropriate increase for those loans.

As requested, "Business of Royal Savings Bank – Allowance for Loan Losses" was revised to clarify the explanation of how the Bank determine that $60,000 was the appropriate increase for those loans. Please see page 52 of the marked copy of the prospectus.

Statement of Cash Flows – page F-5

3.   We note that the column totaling net cash from investing activities does not foot for the year ended June 30, 2004, due to change in loans receivable. Please revise.

As requested, the "Statement of Cash Flows" has been revised to reflect the correct amount of "Change in Loan Receivable" — ($1,302,141) — for the year ended June 30, 2004. Please see page F-7 of the marked copy of the prospectus.

Summary of Significant Accounting Policies – Securities - page F-6

4.   We have reviewed your revised disclosures in response to prior comment 35, noting that you evaluate securities for impairment on a periodic basis. Please revise to disclose how often impairment evaluations are performed.

As requested, "Securities" under Note 1 to the Bank's financial statements has been revised to disclose that the impairment evaluations are performed quarterly. Please see page F-9 of the marked copy of the prospectus.

Summary of Significant Accounting Policies – Loans – page F-6

5.   We have reviewed your revised disclosures in response to prior comment 36. Please revise to describe your accounting policy for loan participations purchased. The revised disclosures describe the accounting for sales of loan participations.

As requested, "Loans" under Note 1 to the Bank's financial statements has been revised to include loan participations purchased. Please see page F-9 of the marked copy of the prospectus.

VEDDER PRICE

<u>Note 9 – Income Taxes – page F-12</u>

6.   We have reviewed your response to prior comment 46. Please revise to disclose your change in estimate in this footnote.

As requested, Notes 9 and 13 of the Bank's financial statements have been revised to disclose the change in estimate. Please see pages F-16, F-18 and F-19 of the marked copy of the prospectus.

<u>Note 11 – Off-Balance Sheet Risk and Concentration of Credit Risk – Page F-13</u>

7.   We have reviewed your revised disclosures in response to prior comment 47. Please revise to provide the disclosures required by paragraph 13(a) of FIN 45.

As requested, Note 11 to the Bank's financial statements has been revised to provide the disclosures required by paragraph 13(a) of FIN 45. Please see page 17 of the marked copy of the prospectus.

We greatly appreciate your assistance with this filing and thank you again for your cooperation. We expect to request acceleration of effectiveness on or before November 12, 2004. Accordingly, please call me at (312) 609-7529 as soon as possible if you should have any questions.

Very truly yours,



Meeghan M. O'Donnell

MMO/kv

cc: Mr. J. Roger Copley, Manager of Thrift Supervision, Division of Banks and Real Estate
       Mr. Robert A. Stearn, Division of Banks and Real Estate
       Mr. John Mielecki, Federal Deposit Insurance Corporation (via email)
       Mr. Dennis Chapman, Federal Deposit Insurance Corporation (via email)
       Mr. Jim Orlowski, Federal Deposit Insurance Corporation (via email)
       Mr. Donald A. Moll, Royal Savings Bank
       Mr. Steve Nelson, Hovde Securities LLC
       Patrick J. Respeliers, Esq., Stinson Morrison Hecker LLP
       Daniel C. McKay, II, Esq.